UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-11868

CARDIODYNAMICS INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

6175 Nancy Ridge Derive, Suite 300

San Diego, California 92121

(858) 535-0202

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Effective August 14, 2009, CardioDynamics International Corporation, a California corporation, merged with and into Canada Acquisition Corp., a California corporation and a wholly owned subsidiary of SonoSite, Inc., a Washington corporation, with CardioDynamics International Corporation surviving as a wholly owned subsidiary of SonoSite, Inc. As consideration for the merger in which CardioDynamics International Corporation became a wholly owned subsidiary of SonoSite, Inc., each outstanding share of CardioDynamics International Corporation Common Stock immediately prior to the effective time of the merger was converted into the right to receive $1.35 in cash, without interest.

Pursuant to the requirements of the Securities Exchange Act of 1934, CardioDynamics International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARDIODYNAMICS INTERNATIONAL CORPORATION

Date:	August 14, 2009	By:	/s/ Stephen P. Loomis
Stephen P. Loomis
Vice President of Operations,
Chief Financial Officer and Secretary